ANNUAL REPORT

TIMEPLAST, INC.



1304 Augusta National Blvd.

Winter Springs, Florida 32708

223-322-2222

www.timeplast.com

In this Annual Report, the terms "Timeplast", "the company", "we", "us" and "our" refer to Timeplast, Inc. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. A copy of this report may be found on the company's website at https://www.timeplast.com/updates

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

BUSINESS SUMMARY

Background

Timeplast, Inc. was initially formed as a limited liability company under the laws of the State of Florida, under the name Bioplast, LLC on December 3, 2013, before changing its name to Timeplast, LLC in January 2016. On December 22, 2021, Timeplast, LLC converted into Timeplast, Inc., a Florida corporation. On February 15, 2024, the company converted from a Florida corporation to a Delaware corporation. The company is headquartered in Longwood, Florida.

What Timeplast Does

- Timeplast aims to be a pioneering chemical technology company that specializes in dynamic depolymerization and copolymerization processes. Our business model is focused on the development of innovative polymer chains that exhibit unique properties, aiming to displace conventional plastics, metals, paper, and glass in various applications. We have developed a proprietary thermoplastic material that we believe is compatible with existing plastic manufacturing equipment, facilitating the production of a diverse range of consumer products. Additionally, we have developed, patented and trademarked a depolymerization reactor named Pabyss, designed to depolymerize our materials. We believe that this reactor enables us to offer a comprehensive solution to plastic pollution, emphasizing our commitment to sustainability and innovation in materials science.

Our Resin

Our resin is a techno-organic material derived from alcohols, and one of its key features is its programmable water-solubility. Our resin can be engineered to dissolve over predetermined durations, depending on the specific product further described below, which we believe provides significant advantages in various applications from packaging to disposable products. This high degree of molecular versatility should facilitate its integration into existing plastic manufacturing processes such as injection molding, thermoforming, and extrusion, generally without the need for equipment modifications. This capability aims to support the production of both rigid and flexible items, which we believe enhances our market adaptability. Our resin, which was designed in the United States and is intended to be produced in collaboration with third-party manufacturers, this approach not only scales production but also strategically focuses our resources on core competencies like research and development, product design, and marketing—key areas that drive our innovation and competitive edge.

Our Depolymerization Reactor

Engineered to function like a bottomless trashcan, our Pabyss reactor aims to offer a dual functionality: upcycle Timeplast materials via a chemical recycling process or safely discharge the output to wastewater streams. This ensures that before disposal, materials are broken down, with an aim toward minimizing environmental impact. We believe that this reactor embodies our innovative approach to waste management, providing scalable solutions that range from individual homes to municipal applications. We believe that this design is pivotal in our mission to revolutionize waste disposal where materials are not only reused but also designed to be chemically restored to their original purity as much as possible.

Environmental Stability

Our environmental strategy acknowledges that while we recommend disposing of Timeplast waste exclusively through Pabyss, some materials may still enter natural ecosystems. Generally, our resins are engineered to be more environmentally stable than conventional options for two primary reasons:

- The partial polymerization during conversion to final products allows Timeplast to skip the most energy-intensive phase of most plastic production—internal polymerization. This results in a lower carbon footprint compared to traditional plastics like PET, polystyrene, and PP, which generally require energy-intensive processes to achieve a fixed molecular weight.

- At the end of its lifecycle, the resin is designed to dissolve in water, reasserting water's role as the universal solvent. This property starkly contrasts with non-water-soluble plastics, which contribute to long-term environmental issues like microplastic pollution. We believe that by leveraging the omnipresence of water, our resin will integrate into the natural water cycle, providing an environmentally friendly solution to plastic waste.

While this is our environmental strategy, we note that we have done minimal toxicity studies to date. The ones we have done have shown traces of fossil-based substances. These were present in very low proportions, but further studies are needed to better determine risk and we continue to work to refine our products.

Vision

Timeplast is dedicated to providing a holistic solution to plastic pollution by not only creating innovative materials but also designing engineering solutions that effectively manage our environmental footprint. We envision a future where all consumable materials are inherently water-soluble, aligning with the natural properties of our planet.

Our Current Stage

Our resin is available for purchase through our e-commerce platform, and the Pabyss device is ready for pre-order. We have iterated the design of Pabyss three times, and we believe that the latest version is ready for mass production. Timeplast Raw is currently in its 17th iteration, and Timeplast Plus, calcium carbonate-based material, is in its 3rd iteration, which we hope to be able to make available on our e-store in late 2024.

The Company's Products

1. Timeplast Raw: Our flagship material, an alcohol-based water-soluble resin, is available with programmable dissolution times to suit various needs:
   - Active: Dissolves from 60 seconds to 60 hours.
   - Passive: Dissolves from 60 days to an unlimited period.
   - Extended versions: Provide a combination of the above options for customized applications.

The company believes that its Passive formulation may be able to contain liquids. However, additional testing may be required to determine the parameters of usage.

2. Pabyss: This device is crucial for managing the lifecycle of Timeplast materials, offering:
   - Discharge: Breaks down materials to their molecular basics
   - Upcycle: Reprocesses materials into Timeplast raw material.

3. Timeplast Wrap: A thin, blown film, made from Timeplast Raw, designed to replace conventional non-food plastic wraps. The material is ready for production and shipment. Our current focus is on ramping up our marketing efforts to ensure successful sales upon launch.

The company notes that its product listings are reserved for items that have undergone thorough testing with respect to their functionality for manufacturing, production, and performance and are proven to function as intended, which currently include Timeplast Raw, Pabyss, and Timeplast Wrap. Although it has manufactured Timeplast Plus and has current plans to include it in its product lineup later this year, it still requires further testing.

The company believes that Timeplast Raw and Timeplast Plus will be compatible to replace plastic products manufactured using extrusion, thermoforming, extrusion blowing, injection, 3D printing, blow moulding or blowing manufacturing systems.

Until further testing, none of our products are intended for food contact.

Additional Products

We are expanding our product line to include items currently in testing with various manufacturing partners. These products are designed to transform our raw materials into finished goods such as food-contact items, apparel, and industrial applications, further demonstrating our commitment to sustainable product solutions.

Market Overview

The global plastics market valued at approximately $579 billion and growing annually by 10%. Timeplast aims to disrupt this market by replacing many categories of widely used plastics with our innovative, water-soluble products. This transition supports global efforts towards better-for-the-planet materials.

Water-soluble Plastic Market

As environmental regulations tighten and consumer preferences shift towards products that are more environmentally-friendly, we believe that Timeplast presents a viable alternative to conventional plastics for many uses, offering solutions that align with regulatory frameworks and environmental conservation goals.

Business and Marketing Strategy

Our direct sales allows us to sell directly to consumers and businesses. This approach not only enhances customer access to our materials but also simplifies the supply chain, reducing overhead and focusing on product innovation and market expansion.

D2C and B2B Strategies

Our marketing strategy is twofold:

- Direct-to-Consumer (D2C): We aim to market our finished products directly to consumers, leveraging existing marketing channels and exploring retail partnerships to maximize reach and impact.
- Business-to-Business (B2B): We supply our innovative resins to manufacturers who integrate them into their products, supporting a broad range of industrial applications and driving the adoption of practices that are better for the environment across sectors.

Competition

The company faces competition from other thermoplastic material manufacturing companies, such as Danimer Scientific. There are also other companies in existence capable of making water-soluble plastics, such as Solutom. However, we believe at present that these companies are only capable of making plastic films, rather than high molecular weight rigid pieces. We also believe their products immediately dissolve upon contact with water, meaning we do not believe they can control the dissolution time.

By comparison, we believe Timeplast is the first-ever patented water soluble thermoplastic material capable of being extruded, injected, blown and thermoformed with programmable water resistance. Our materials are more expensive than conventional plastic, but cheaper to make and to manufacture applications than quality-competing materials such as metal, paper and glass. Further, if we are able to increase our volume to a large enough scale, we believe it would bring down the relative costs of our materials compared with competitors.

Outside of the water-soluble space, there are various resins designed to "degrade" using UV rays from the sun (photodegradation), soil bacteria (biodegradability/compostability), and temperature (thermal degradation). We believe that these are inferior to water-solubility from an environmental standpoint, and many jurisdictions even include these types of resins in their restrictions of single-use plastics.

Based on our research, the most significant competitor in the thin film space is using seaweed to create plastic that dissolves in water. We believe they will have difficulty scaling because they will reach limitations with this source material compared to Timeplast's source material - alcohol distilled from food waste - which is abundant and renewable.

Production/Suppliers

The company is not currently in mass production; however, when full production begins the company believes that its key materials will continue to be supplied by chemical companies around the world. At present, all individual suppliers account for 5% or less of the company's expenses. The company notes that many of the suppliers in this area are located in Asia and, in particular, China.

Research and Development

Research and development has been a substantial portion of the company's undertaking since inception. The company's research and development expenses for the fiscal years ended December 31, 2023 and December 31, 2022 were $96,630 and $14,321, respectively.

Employees

Timeplast currently has 3 full-time employees and 7 part-time employees.

Intellectual Property

The company relies on its intellectual property. As of April 30, 2024, the company has the following patents or trademarks granted:

Title	Patent Number	Description	File Date	Grant Date	Expiration Date	Country
Composition for the Degradation of Plastic	US-9181412-B2	Patent	1/20/14	7/23/15	1/20/2034	U.S.
Copolymer with Programmable Water Solubility	US-10947332-B1	Patent	6/26/20	3/16/21	6/26/2040	U.S.
Upcycling Process for Unsorted Waste Stream	US-10954354-B1	Patent	10/16/20	3/23/21	10/16/2040	U.S.
Process of Transforming a Plastic Extrusion System Into a Dynamic Depolymerization Reactor	US-11180618-B1	Patent	8/5/20	11/23/21	8/5/2040	U.S.
Process of Transforming a Plastic Extrusion System Into a Dynamic Depolymerization	US-11639424-B1	Patent	10/19/21	5/2/23	10/19/2041	U.S.
Upcycling Process for Unsorted Waste Stream (continuation)	US-11760859-B1	Patent	3/16/21	10/19/23	3/16/2041	U.S.

Copolymer with Programmable Water Solubility (continuation)	US-11851535-B1	Patent	3/29/23	12/26/23	3/29/2043	U.S.

The company also currently has patents pending in other countries through Patent Cooperation Treaty.

Certificates

In March 2021, Timeplast received an Avomeen Certificate of Analysis, method ASTM E 1148, which found that the majority of the sample tested was soluble in water, with the insoluble portion swellable in water. Testing was conducted on calibrated instruments by qualified analysts, documented and peer reviewed per Avomeen's quality system. We note that we are still working on additional testing, and aim to modify our products as necessary.

Regulation

There are various global regulations around single-use plastics that differ not only by country, but by state and region. Since Timeplast can be considered water-soluble from an environmental standpoint, we believe that Timeplast can be potentially excluded from the single-use plastic restrictions in California, New Jersey, Canada, the EU, Australia, New Zealand, and many other locations. Further we believe that at present, in most major markets, Timeplast is clear to sell on the open market with no further testing than the ASTM E 1148 which we currently have. If any of these restrictions or regulations are changed or if our belief that we are excluded from certain restriction is inaccurate, such that it makes it more difficult or prevents us from selling our products in these markets, we would, of course, need to adapt our business to fulfill any new requirements, which could cause us to incur additional costs and could detrimentally affect our business as currently envisioned.

In certain countries in South America, it is unclear whether Timeplast currently needs to comply with any requirements (including those related to plastic) without further laboratory certifications. Further legal research is required.
The company notes that some of these regulations are fluid and will evolve over time.

Litigation

On May 1, 2024, certain stockholders of the company filed a complaint against the company and our CEO, including a request for a declaratory judgment related to disputes regarding: (i) whether the Chief Executive Officer's actions in obtaining a voting proxy in the course of a prior Regulation CF offering initiated in 2023 violated the company's operating agreement, (ii) whether the Chief Executive Officer's actions in using that voting proxy to, among other things, obtain approval of the company's bylaws violated the operating agreement, and (iii) whether the governing document for the company since January 22, 2024 has been the operating agreement or bylaws.

In addition, those shareholders have asserted claims against our Chief Executive Officer for an alleged breach of fiduciary duty, for his actions including the voting proxy in the prior Regulation CF offering, the alleged unauthorized use of such voting proxy, using the funds option in the Regulation CF offering to repay a personal loan for $60,000 and failure to disclose the company's operating agreement in the connection with the Regulation CF offering.

While the company believes these claims to be without merit, it is currently in the process of managing next steps.

To the knowledge of management, there is no other material litigation or governmental agency proceeding pending or threatened against the company or any of its subsidiaries.

THE COMPANY'S PROPERTY

The company currently leases property in four different locations. It leases a 2,500 square foot warehouse facility in Longwood, Florida. This warehouse is rented on an annual basis, at $19,224 a year. In addition, the company leases a laboratory space and two offices, all in the same building, in Winter Springs, Florida for an annual rent of $14,406.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the company's officers and directors as of April 30, 2024. All of the officers and directors work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers:				
Manuel Rendon	Chief Executive Officer, Chief Technology Officer	36	Jan. 2016 until present.	Full time
Directors:				
Manuel Rendon	Director	36	Jan. 2016 until present.	
Key Employees				
Antonio Martinez	Vice President, Communications	51	Jul. 2023 until present.	Full time
Kyle Mecca	Global Director of Sales and Operations	31	Jul. 2023 until present.	Full time

Manuel Rendon: Founder, Chief Executive Officer, Chief Technology Officer, and Director

Man Rendon is a certified/awarded polymer science inventor and entrepreneur. He graduated as an Environmental Engineer with a major in Chemistry from Tachira Experimental University. He was an executive at PepsiCo from May 2014 – January 2016 as the National Environmental Coordinator. He has been CEO at Timeplast from January 2016 to the present. He has made significant contributions in the field of sustainable materials. He invented a bio-based, water-soluble plastic with time-programmable water resistance, and a liquid solution that molecularly disintegrates and up-cycles fossil-based plastics. With these innovations, he founded Timeplast, aiming to bring novel, practical solutions to the plastic pollution problem. Recognizing his important work, the United States Citizenship and Immigration Services (USCIS) awarded him a National Interest visa. Furthermore, his former employer, PepsiCo, acknowledged his efforts with a Best Practices Award. His work represents a promising step forward in the battle against environmental pollution.

Antonio (Tony) Martinez: Vice President, Communications

Tony Martinez is a seasoned executive with over 25 years of versatile experience spanning multiple industries. From April 2019 to July 2023, he served as the Global Director of Operations for the company, during which time he assisted the $5,000,000 Regulation CF campaign and the company's transition to standalone water-soluble resin. Since July 2023,

he has been serving as Timeplast's Vice President of Communications. Tony brings expertise in business development, operations, and strategic communications to the table. Throughout his career, Tony has demonstrated a keen ability to navigate complex landscapes and drive impactful outcomes. His time at Timeplast has helped in shaping the company's messaging and fostering meaningful connections with stakeholders. We believe Tony's commitment to both the technology and team continues to propel Timeplast forward in its mission to revolutionize the material industry.

Kyle Mecca: Global Director of Sales and Operations

Kyle Mecca graduated from University of Rochester with a Bachelor of Science in Biomedical Engineering in 2014. He was a professional engineer for several years until he transitioned to sales & business management in the renewable energy sector. From January 2019 to January 2021, he worked at sonnenBatterie as a Channel Specialist, where he significantly grew the partner channel. From February 2021 to August 2022, he served as the Mid-Atlantic Regional Sales Manager for Sunrun, from August 2022 to July 2023 he served as a Business Development Manager for Sunnova. From July 2023 to the present, he has served in a full time capacity as the Global Director of Sales and Operations for Timeplast. In this role, Kyle manages the growth of Timeplast's several sales channels, focusing on product development, customer acquisition and revenue generation. His commitment to Timeplast stems from a deep belief that Timeplast is the best hope for combatting the world's plastic pollution crisis.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In January 2024, the company paid $60,000 to pay-off a personal loan of CEO. The loan was obtained by CEO in 2022 and CEO's equity interest in the Company was held as collateral against the loan. The Company adjusted the accrued payroll of CEO amounting to $43,600 as of December 31, 2023 and the CEO paid the remaining balance to the company on May 22, 2024.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits and has received limited revenues to date. Accordingly, the company's prospects must be considered in light of the risks that any company in early stages of development encounters. Timeplast was formed under the laws of the State of Florida in December 2013. Timeplast has incurred a net loss and has had limited revenues generated since inception. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a "going concern" opinion. While the company has commenced operations, the company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company's ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months,

the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

There is currently pending litigation against the company.

We and our CEO are subject to a shareholder derivative action filed in May 2024, see "The Company's Business—Litigation." The company intends to vigorously defend these claims. While the company believes these claims to be without merit, the company's obligation to litigate or otherwise fight these matters may take time, effort, and resources away from the company that might otherwise be used in pursuit of furthering its business plan. Further, if the company were to lose on the merits, in addition to the financial and resource costs of litigation the company may need to restructure its governance in a way to require shareholder votes where typically a board vote would suffice.

We are currently aware of pending litigation by certain stockholders regarding their interpretation of the company's governance obligations associated with our Regulation Crowdfunding offering.

In 2023, the company initiated an offering under Regulation Crowdfunding. As part of that offering, we received consents from the Board of Directors to initiate the offering in which we sold securities authorized by the company. Certain stockholders, while there is agreement that the Form C, in general, was authorized, have asserted the claim that the inclusion of the voting proxy was not authorized as well as the Form C failed to accurate describe the securities sold. This claim raises the issue where the inclusion of the voting proxy invalidates the full approval of the Form C, or not, as well as whether its inclusion constitutes a material misstatement, and therefore gives rise to a right of rescission. While we do not believe the stockholder claims has merit, if successful, it may require the rescission of shares issued in the our Regulation Crowdfunding offering, thereby diverting funds necessary for the operation of the company to unwind those share purchases.

The company anticipates sustaining continued operating losses. It is anticipated that the company will continue to sustain operating losses. Timeplast's ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

If the company cannot raise sufficient funds, it will not succeed. Timeplast needs to continue to raise funds in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company faces significant market competition. The company competes with larger, established companies who currently have products and technologies on the market and/or various respective product development programs that compete with the company, including companies in both the non-soluble space, and the water-soluble space. They may have much better financial means and marketing/sales and human resources than Timeplast. They may succeed in marketing inferior products, developing and marketing competing equivalent products earlier than Timeplast, or superior

products than those developed by the company. There can be no assurance that competitors will render the company's technology or products obsolete or that the products developed by the company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have no experience manufacturing our products at commercial scale, and if we decide to establish our own manufacturing facility, we cannot assure you that we can manufacture our products in compliance with regulations at a cost or in quantities necessary to make them commercially viable. The company may establish its own facility, or it may rely on a contract manufacturer, or "CM", for the manufacture of its products. If our facility, or our CMs' facilities, were damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace our manufacturing capabilities. In such event, we would be forced to identify and rely entirely on alternative third-party contract manufacturers for an indefinite period of time. Any disruptions or delays at our facility or its failure to meet regulatory compliance would impair our ability to develop and commercialize our products, which would adversely affect our business and results of operations.

We anticipate that we will initially depend on revenue generated from one type of product, the resin and products derived from that, and in the foreseeable future will be significantly dependent on a limited number of products.

We anticipate that revenue will initially be generated from a single type of product, our resins, and/or products derived from it and in the foreseeable future will be significantly dependent on a single or limited number of products. We expect to rely on sales from our initial products among other sources of financing, for the capital that will be required to develop and commercialize subsequent products. To the extent that there are issues producing our product, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

Some of our products are still in prototype phase and might never be operational products. It is possible that some of our products may never be operational or that those products may never be used in the market. It is possible that the failure to release those products is the result of a change in business model upon the company's making a determination that the business model, or some other factor, will not be in the best interest of the company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the prototype stage. Delays or cost overruns in the development of our Timeplast suite of products and failure of any of those products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our resin is experimental. The company has developed and patented an innovative working prototype of its resin, which is used to create its products; however, it should be seen as experimental and not a final product. It is fully-functional, but we are continuing to experiment with it and update it accordingly. For instance, we are still working on the toxicity testing, as well as the durability of some of our products, and may not be viewed as "green" or "sustainable" in a traditional environmental context, as it is not energy-neutral. The economic market outcomes of this resin may be monumentally and positively big, or it could be nonexistent or not successful. It will be appropriately deemed experimental until we have many more long-term studies.

Further toxicity testing is needed. We have done minimal toxicity studies to date. The ones we have done have shown traces of fossil-based substances. These were present in very low proportions, but further studies are needed to better determine risk.

We are dependent on raw materials. Our manufacturing operations require the adequate supply of quality raw materials in a timely manner. We rely on a global shipping network to transport our materials and any disruption could significantly increase the costs in producing our goods. While our inability to obtain such raw materials in sufficient quantities or in a timely manner, or at reasonable prices, may limit our ability to produce our products profitably, or at all; however,

because our products are made from common and widely-available ingredients, such as alcohol, cellulose, and vinegar, we believe there is minimal risk of losing access due to a single supplier. These ingredients are provided globally, and, while an issue with one supplier would lead to a supply chain change, potentially adding to lead times and increasing costs, we believe issues could be quickly be mitigated in the following ways: (i) we believe a new supplier of raw materials could easily be found, with the prices of these commodities being relatively fixed; and (ii) with the sources of these materials currently being varied, in a supply chain emergency, we believe we could pivot to materials derived from other sources (such as alcohol derived from corn husks instead of rice husks).

The company may face sourcing risks. While the company believes it faces minimal risk of sourcing and supplier disruption issues, because the company sources many of its materials from China, if U.S. relations with China were to be disrupted, the company would need to pivot to other sourcing, compounding, and manufacturing locations, which could cause a negative impact on its business.

Our plastic alternative might not be successful or may not receive public acceptance. We believe that the plastic alternative materials that we have developed will allow us to successfully produce our current products as well as develop future products to be produced on a commercial scale. However, our technologies, and specifically those that relate to microbial culture stability, product composition and yields, might not prove successful or scalable. Technology failure or our inability to successfully modify these technologies would negatively impact our ability to succeed. Further, we believe that our technology is environmentally friendly. However, public perception or new discoveries regarding the environmental and health impact of our technologies would limit our ability to achieve profits.

Our success is dependent upon consumers' willingness to except our plastic alternative. If we cannot develop sufficient market demand for our plastic alternative, we will not be successful. Factors that may influence the acceptance our technology:

- Perceptions regarding safety of our materials;
- The environmental consciousness of consumers;
- Volatility in the market; and
- Government regulations and economic incentives promoting alternative forms of materials.

We may not be always able to obtain and maintain the certifications needed to effectively sell our products.
We have received, and plan to receive or otherwise comply with the standards for various certifications that we are able to use when labeling and selling our products. We believe that these certifications will distinguish us and allow us to be profitable in certain niche markets. Our failure to maintain and obtain some if not all of these certifications could impair our ability to achieve our revenue goals.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop. We face an inherent risk of product liability exposure related to the use of our products sold commercially. Though we believe that our resins are safe for use and disposal, to the extent our assumptions and testing are incorrect, we may be exposed to liability. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- regulatory investigations, product recalls or withdrawals, or labeling, marketing or promotional restrictions;
- decreased demand for any product candidates or products that we may develop;
- injury to our reputation and significant negative media attention;
- withdrawal of research study participants;
- significant costs to defend the related litigation;
- substantial monetary awards to research study participants and/or patients;
- delay in completing, or failure to complete, research study recruitment or research study endpoints;
- loss of revenue;
- reduced resources of our management to pursue our business strategy; and

- the inability to commercialize any products that we may develop.

We currently hold $2,000,000 million in product liability insurance coverage in the aggregate, with $1,000,000 million per occurrence limit, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our verification and validation testing or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

You are trusting that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the company requires capable people to run its day to day operations. Manuel Rendon currently serves as the company's Chief Executive Officer, Chief Technology officer, and sole director. Any loss of Mr. Rendon would be detrimental to the company. Further, as the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The company relies on third parties to provide services essential to the success of its business. The company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. Further as we scale our company we will rely on these parties for technological and manufacturing expertise. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the company's business. As a result, your investment could be adversely impacted by the company's reliance on third parties and their performance.

We operate in a market that is subject to changing statutory provisions and regulations and interpretations of those statutory provisions and regulations.
Regulatory authorities and legislative bodies pass inconsistent and constantly-changing laws and regulations, including in the areas related to plastics and similar substances, labor and employment laws, and import-export regulations. In particular, we are reliant on various domestic and international laws and regulations to determine which use you can market and/or sell our end products, including the quality standards we must use, and the means by which we can bring those products to market. For instance, we currently believe that our product may be exempts from restrictions on plastics in certain jurisdictions. Changes in laws and regulations or different interpretations of those laws and regulations could make it difficult or impossible to comply or increase our regulatory compliance burdens and therefore hinder our ability to operate profitably or at all.

The company may not be able to protect its intellectual property. Trademark and patent litigation have become extremely expensive. Even if the company believes that a competitor is infringing on one or more of its trademarks or patents, the company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or patent(s) could have adverse consequences for the company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the company's attempts to prevent competitors from entering the market. As a result, if the company is unable to enforce its trademark(s) or

patent(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We have pending patent approval's that might be vulnerable. One of the company's most valuable assets is its intellectual property. The company owns seven patents in advanced polymerization, one trademark, and all copyrights, .net and .com Internet domain name, and many trade secrets. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

The company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of the intellectual property of the company.

The company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the company's trademark and copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

There is no current market for any shares of the company's stock. Shares sold in our Regulation CF offering our restricted for one year. Investors should be prepared to hold their investment in our securities for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors in our Common Stock will have to assign their voting rights. As part of an investment in our Regulation CF offering, each investor agreed to the terms of the Subscription Agreement. By each such investor's execution of the Subscription Agreement and under the terms thereof, each investor granted an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's Chief Executive Officer. That limits investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen. See "Securities Being Offered—Common Stock—Proxy."

Your ability to transfer your securities may be limited.
All investors in our Common Stock will be subject to transfer requirements and restrictions, including a right of first refusal granted first to the company along with certain notice requirements. Prior to transferring shares to most third parties, the company will have the right to purchase all or some of your shares that you intend to transfer. See "Securities Being Offered — Transfer Limitations" below. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third party transferee to transfer their shares in the future, or require you and third party transferees to incur additional costs to effectuate a share transfer. Accordingly, the market price for our Common Stock could be adversely affected.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody

keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our sole officer and director controls the company and we currently have no independent directors. Our sole officer and director along with a small group of individuals currently control the company and hold a majority of the voting power of all our equity stock and therefore control the board. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to the proxy agreement, you will not have a say in these decisions. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

The exclusive forum provisions in the Company's Bylaws, as amended and the subscription agreement may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes. Article XIII of the Company's Bylaws, as amended, provides that the circuit courts in Seminole County, Florida is the exclusive forum for all internal corporate claims, which includes claims:

- that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity,
- between shareholders of the Company if the dispute is with respect to Company, and
- between the Company and any of its shareholders.

However, for any claim asserting an action under federal securities laws, the federal district courts of the United States will be the exclusive forum.

Further, under Section 13 of the subscription agreement investors in our Regulation CF offering agreed to resolve disputes arising under the subscription agreement in federal and state courts near Longwood, Florida as the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement; including under the federal securities laws.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, while both state and federal courts have jurisdiction to entertain Securities Act claims; there is uncertainty whether a court would enforce such a provision with respect to Securities Act claims.

While courts in Florida have determined that such choice of forum provisions are facially valid under Florida law, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in our Regulation CF offering were bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, As of December 31, 2023. The voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the company's capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the company's capital stock:

Beneficial owner	Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Manuel Rendon	Common Stock	Manuel Rendon	11,540,000 Shares	5,356,622 Shares (3)	37.25%
Eduardo Lacasa	Common Stock	Eduardo Lacasa	7,000,000 Shares		15.4%
Manuel E. Menendez	Common Stock	Manuel E. Menendez	7,000,000 Shares		15.4%

(1) The address for all the executive officers, directors, and beneficial owners is c/o Timeplast, Inc., 1304 Augusta National Blvd., Winter Springs, FL 32708.
(2) Based on 45,356,622 shares of Common Stock outstanding
(3) These represents shares the 5,356,622 common shares sold in our Regulation CF offering, that Mr. Rendon as Chief Executive Officer has voting control over pursuant to proxy in the subscription agreement governing that offering.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- From June 2022 to July 2023, we sold approximately 5,356,622 shares of Common Stock in reliance on Regulation CF of the Securities Act, for $4,917,638 proceeds. The proceeds of this offering were used for general business purposes.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and the Bylaws, as amended. For a complete description of Timeplast's capital stock, you should refer to the Certificate of Incorporation and the Bylaws, as amended, along with applicable provisions of Delaware Corporation Law.

Investors in Common Stock in our Regulation CF offering were required to sign an irrevocable proxy, which restricts their ability to vote. The proxy will remain in effect until the company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act.

The authorized capital stock of the company consists of 50,000,000 shares of Common Stock, par value at $1.00 per share.

As of April 30, 2024, the company had 45,356,622 shares of Common Stock outstanding.

Common Stock

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The investors in Common Stock in this offering will be required to grant a proxy to the company's Chief Executive Officer, described in greater detail below under "Proxy."

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Transfer Limitations

Under the Bylaws, all stockholders are subject to transfer restrictions. Except if waived by the Board of Directors and certain permitted transfers, any such stockholder must give first give written notice to the company if they intend to transfer the shares. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. For 30 days following receipt of such notice, the company has the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice. If the shares are not transfer within a 60-day period following, the expiration or waiver of the option rights granted, the shareholder will need to resend the notice. Moreover, shares so sold by such stockholder may continue to be subject to this transfer limitation.

Rights and Preferences

Holders of our Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Proxy

Each investor in our Common Stock will be required, pursuant to the terms of the Subscription Agreement, to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's Chief Executive Officer. That will

limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen. In appointing the company's Chief Executive Officer as its true and lawful proxy, each investor also gives the Chief Executive Officer the power to (i) give and receive notices and communications, (ii) execute any instrument or document that the Chief Executive Officer determines is necessary or appropriate in the exercise of its authority under this instrument, and (iii) take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing.

Provisions of Note in the Company's Subscription Agreement and Bylaws

Forum Selection Provision

Article XIII of the Company's Bylaws, as amended, provides that the circuit courts in Seminole County, Florida is the exclusive forum for all internal corporate claims, which includes claims:

- that are based upon a violation of a duty by a current or former director, officer or stockholder in such capacity,
- between shareholders of the Company if the dispute is with respect to Company, and
- between the Company and any of its shareholders.

However, for any claim asserting an action under federal securities laws, the federal district courts of the United States will be the exclusive forum.

Further, under Section 13 of the subscription agreement investors agreed, for the resolution of disputes arising under the subscription agreement, that the federal and state courts near Longwood, Florida are the exclusive forums for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including suits, actions and proceeded brought under the federal securities laws.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over Exchange Act actions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, while both state and federal courts have jurisdiction to entertain Securities Act claims; there is uncertainty whether a court would enforce such a provision with respect to Securities Act claims.

While courts in Florida have determined that such choice of forum provisions are facially valid under Delaware law, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to assert the validity and enforceability of the exclusive forum provisions of our amended Bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Subscription Agreement that investors executed in connection with the Regulation CF offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, including any claim under federal securities laws. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with

applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

What it means to be a minority holder

As an investor in Common Stock of the company, you will have granted your votes by proxy to the CEO of the Company. Even if were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in our Regulation CF offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the valuation cap, discount, and interest rate of the convertible promissory notes in its Regulation CF offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The convertible promissory may convert to equity securities of the company in the future if the company engages in prescribed future equity financings, as described herein. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor

3. As part of an offering registered with the Commission

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial statements and financial condition of Timeplast and results of its operations together with its financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Overview

The company was initially formed under the laws of the State of Florida in January 2016, and is headquartered in Longwood, Florida. The company specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains, using its resin, a techno-organic material made from food waste that dissolves when in contact with water, with the goal to push forward a global transition to materials that are better for the environment. The financial statements referenced herein are audited for the periods ending December 31, 2023 and December 31, 2022.

The company is still in the process of commercializing many of its primary products, and to date, has only earned a small amount of revenues.

To date, the company has received limited revenue related to its pre-degradation technology, which comes from paid tests, and a single legacy customer of the company (which the company currently views as more of a maintenance expense than a revenue channel). We have marketed and sold a very limited amount of any of our primary products, which we believe will be the primary producers of our revenue. Other than this limited sales, the company has been operating as a research and development company to date. The company has not focused on selling, but on finding selling avenues such as strategic partners. The company is currently preparing to shift this focus as it finalizes its technology development and starts the path for commercialization.

Costs of goods sold include the cost of equipment sold, packaging, and supplies.

The company's expenses consist of, among other things, compensation for employees, fees for professional services and patents, research and development expenses, and expenses related to keeping up with our technological partnerships, website maintenance, and others.

Results of Operations

Year Ended December 31, 2023 and Year Ended December 31, 2022

Revenue

The company's revenue decreased to $37,181 for the fiscal year ended December 31, 2023 ("Fiscal 2023") from $61,424 for the fiscal year ended December 31, 2022 ("Fiscal 2022"). This revenue was attributable to pre-degradation technology and the driver of the increase was higher sales of liquid depolymerization technology for HDPE.

During this period our cost of goods sold increased to $44,186 for Fiscal 2023 from $16,575 for Fiscal 2022, as a result of testing and refining our products commercially-required quality and company-desired standards.

Expenses

Total operating expenses in Fiscal 2023 were $ 1,502,895 compared to $399,527 in Fiscal 2022, a $1,103,368 increase. The biggest driver of the increase was marketing expenses for our crowdfunding campaign, the success of which was dependent on marketing (about $1 marketing spend for $3 in shares sold).

Net Loss

As a result of the foregoing, the company generated a net loss of $1,547,318 for Fiscal 2023 compared with a net loss of $394,679 in Fiscal 2022.

Liquidity and Capital Resources

On April 24, 2024, our cash on hand was $784,073.07. The company requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception, and as of December 31, 2023, had a net loss of $1,547,318 and total stockholders' equity of $1,409,022. During Fiscal 2023, the company raised approximately $4,917,638 proceeds (net of investor fees) pursuant to Regulation CF for shares valued at $1.00 per share for a total of 5,260,950 shares of common stock. The company currently has a burn rate of approximately, $75,000 per month (exclusive of months with ongoing marketing campaigns, which are higher).

The company plans to continue to try to raise additional capital through this Offering, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Debt

As of December 31, 2023, the company had debt related to four outstanding convertible notes with a principal balance of $500,000 and accrued payroll for the CEO in the amount of $43,600. The company paid off the four convertible notes on January 3, 2024.

Trend Information

We believe that the following trends will increase market demand for water-soluble plastics:

- Currently and future legislation worldwide to exclude alternatives, such as traditional plastics.
- A growing concern over the global plastic pollution disaster has made the general public receptive to Timeplast marketing.
- Lastly, a relatively lesser-known situation is the microplastics disaster. Microplastics are accumulating in the human body and in the environment so steadily that humans consume around 5 grams of microplastics per week – about the weight of a credit card. Research is still needed around the effects of this on the human body, but levels are expected to triple by 2050.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company is currently current in its reporting requirements under Regulation CF; however, the company filed this Form C-AR late.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Timeplast, Inc.*

Date: July 19, 2024   By: */s/* Manuel Rendon
_____
                                                                           Manuel Rendon
                                                                           Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Manuel Rendon
_____
Manuel Rendon
Chief Executive Officer,
principal financial officer, principal accounting officer, and Director
Date: July 19, 2024

TIMEPLAST, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023
AND
DECEMBER 31, 2022

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Timeplast, Inc.
Longwood, Florida

Opinion

We have audited the financial statements of Timeplast, Inc., which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Timeplast, Inc. as of December 31, 2023, and 2022, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Timeplast, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Timeplast, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Timeplast, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Timeplast Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 23, 2023
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,987,618	$	318,503
Accounts Receivable		3,210		-
Other Current Assets		-		43,591
Total Current Assets		**1,990,828**		**362,094**
Property and equipment, net		13,937		-
Intangibles, net		113,349		-
Total Assets	$	**2,118,113**	$	**362,094**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Convertible Note	$	500,000	$	500,000
Accrued Interest on Convertible Note		150,000		110,000
Other Current Liabilities		59,092		23,726
Total Current Liabilities		**709,092**		**633,726**
Total Liabilities		**709,092**		**633,726**
STOCKHOLDERS' EQUITY				
Common Stock, no par value, 50,000,000 shares authorized, 45,356,622 and 860,152 shares issued and outstanding as of December 31, 2023 and 2022		4,419,075		1,191,104
Capital Draw		(2,520)		(2,520)
Equity Issuance Costs		(118,734)		(118,734)
Accumulated Deficit		(2,888,800)		(1,341,482)
Total Stockholders' Equity		**1,409,022**		**(271,632)**
Total Liabilities and Stockholders' Equity	$	**2,118,114**	$	**362,094**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	37,181	$	61,424
Cost of Goods Sold		44,186		16,575
Gross profit		**(7,005)**		**44,848**
Operating Expenses:				
General and Administrative		991,018		209,806
Research and Development		96,630		14,321
Sales and Marketing		415,247		175,401
Total Operating Expenses		**1,502,895**		**399,527**
Operating Loss		**(1,509,899)**		**(354,679)**
Interest Expense		(40,000)		(40,000)
Other Loss		2,581		-
Loss Before Provision For Income Taxes		(1,547,318)		(394,679)
Benefit/(Provision) For Income Taxes		-		-
Net Loss	$	**(1,547,318)**	$	**(394,679)**

See accompanying notes to financial statements.

(in , $US)	Common Stock		Capital Draw	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance—December 31, 2021	1,000	$ 382,626	$ (2,520)	$ -	$ (946,803)	$ (566,697)
Issuance of Common Shares	859,152	808,478	-	(118,734)	-	689,745
Net Loss	-	-	-	-	(394,679)	(394,679)
Balance—December 31, 2022	860,152	$ 1,191,104	$ (2,520)	$ (118,734)	$ (1,341,482)	$ (271,632)
Issuance of Common Shares	44,496,470	3,227,972	-	-	-	3,227,972
Net Loss	-	-	-	-	(1,547,318)	(1,547,318)
Balance—December 31, 2023	45,356,622	$ 4,419,076	$ (2,520)	$ (118,734)	$ (2,888,800)	$ 1,409,022

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,547,318)	$	(394,679)
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization Expense		7,084		
Depreciation Expense		3,484		
Changes In Operating Assets And Liabilities:				
Accounts Receivable		(3,210)		-
Other Current Assets		43,591		(43,591)
Accrued Interest On Convertible Note		40,000		40,000
Other Current Liabilities		35,366		22,016
Net Cash Used In Operating Activities		**(1,421,002)**		**(376,254)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases Of Intangibles		(120,433)		
Purchases Of Property And Equipment		(17,421)		-
Net Cash Used In Investing Activities		**(137,855)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		3,227,972		689,745
Borrowing On Convertible Notes		-		-
Net Cash Provided By Financing Activities		**3,227,972**		**689,745**
Change In Cash and Cash Equivalents		1,669,115		313,490
Cash—Beginning of the Year		318,503		5,013
Cash—End of the Year	$	**1,987,618**	$	**318,503**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Timeplast Inc. was originally formed on December 3, 2013, in the state of Florida, as Bioplast LLC. On January 16, 2016, the company changed its name from Bioplast LLC to Timeplast LLC. On December 20, 2021, the company converted from LLC into C Corp and changed its name from Timeplast LLC to Timeplast Inc. The financial statements of Timeplast Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longwood, Florida.

Timeplast Inc. is a chemical technology company that specializes in the creation of innovative pathways for the polymerization, copolymerization, and depolymerization of bio-based and synthetic chains, with the goal to push forward a global transition to sustainable materials.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $1,737,618 and $68,503 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that allowance for expected credit loss is not material to the financial statements.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.
Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Intangibles

Intangible assets with finite lives, such as patents, are amortized on a straight-line basis over their estimated useful lives.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

• In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
• Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
• Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of liquid additive depolymerization/upcycling technology, water soluble alcohol-based plastic, and non-soluble alcohol-based plastic.

Cost of sales

Costs of goods sold include the cost of equipment sold, packing materials, freight and delivery and other variable and fixed overheads.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $415,247 and $175,401, which is included in sales and marketing expense.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including common stock . These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company expense these costs as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 23, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants..

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of December 31,	2023	2022
Payroll liabilities	59,092	310
Total Other Current Liabilities	$ 59,092	$ 310

Payroll liabilities include accrued payroll of $43,600 payable to the CEO of the Company.

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Deposit	-	43,591
Total Other Current Assets	$ -	$ 43,591

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Vehicles	$ 17,421	$ -
Fixed Assets, at cost	17,421	-
Accumulated Depreciation	(3,484)	-
Fixed Assets, net	$ 13,937	$ -

Depreciation expense for the years ended December 31, 2023 and 2022 was $3,484 and $0, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Patents&Trademarks	$ 120,433	$ -
Intangible Assets, at cost	120,433	-
Accumulated Amortization	(7,084)	-
Intangible Assets, net	$ 113,349	$ -

Amortization expense for the years ended December 31, 2023 and 2022 was $7,084 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2023 is as follows:

For the Year Ended December 31,	
2024	$ 7,084
2025	7,084
2026	7,084
2027	7,084
2028	7,084
Thereafter	77,927
Total	$ 113,349

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with no par value. As of December 31, 2023, and December 31, 2022, 45,356,662 and 860,152 shares have been issued and are outstanding.

7.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes (various lenders)	$ 500,000	8.00%	3/18/2020	12/31/2021	500,000	-	500,000	500,000	-	500,000

The convertible notes are convertible into class A Preferred Stock at a conversion price. The number of Conversion Units the Company issues upon such conversion will equal the product of (I) the quotient (rounded down to the nearest whole unit) obtained by dividing (x) such outstanding principal balance and unpaid accrued interest, by (y) the Conversion Price and (II) 80%. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (417,776)	$ (106,563)
Valuation Allowance	417,776	106,563
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (705,952)	$ (288,176)
Valuation Allowance	705,952	288,176
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,571,038, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,571,038. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

The Company owes the CEO of the Company $43,600 for accrued payroll as of December 31, 2023.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 1, 2023, the Company entered into a commercial lease agreement with University of Central Florida Research Foundation Inc. to rent premises located in Winter Springs, Florida. The lease ends on May 31, 2024, and the annual base rent is $14,406. The lease was not accounted for under the ASC 842 due to lease term being less than 12 months.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 22, 2024, which is the date the financial statements were available to be issued.

On January 3, 2024, the Company repaid all outstanding convertible notes including accrued interests.

In January 2024, the Company paid $60,000 to Ken Sadowsky to pay-off a personal loan of CEO of the Company. The loan was obtained by CEO in 2022 and CEO's equity interest in the Company was held as collateral against the loan. The Company adjusted the accrued payroll of CEO amounting to $43,600 as of December 31, 2023 and the CEO paid the remaining balance to the Company on May 22, 2024.

On February 5, 2024 the Company converted from a Florida Corporation to a Delaware Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.